中信泰富有限公司

BY COURIER

Exemption No. 82-5232

RECEIVED

2008 NOV 21 A 10:23

CITIC PACIFIC

Date : November 19, 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

08005966

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since October 23, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong; (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
NOV 25 2008
THOMSON REUTERS

Alice Tso
Assistant Director -
Company Secretariat

Encl.
AT/ww/LTR-2992

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 www.citicpacific.com

Annexure

RECEIVED

2008 NOV 21 A 10:23

CITIC Pacific Limited

List of Information that the Company since October 23, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong; (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Announcement of 2008 Third Quarter Results of Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) *(only available in Chinese)*
   Date : October 28, 2008
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Announcement of resolutions passed at the fifth meeting of the Fifth Session of the Board of Directors of Daye *(only available in Chinese)*
   Date : October 28, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Announcement of resolutions passed at the third meeting of the Fifth Session of Supervisory Committee of Daye *(only available in Chinese)*
   Date : October 28, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Notification of Change of Secretary and Director (Appointment/ Cessation)
   Date : October 29, 2008
   Entity Requiring Item : Hong Kong Companies Registry

5. Document : Announcement on suspension of trading
   Date : October 31, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Holding announcement
   Date : November 3, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Monthly Return on Movement of Listed Equity Securities
   Date : November 3, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

8. Document : Announcement on Standby Facility / Connected Transactions involving subscription for convertible bond by CITIC Group / application for Whitewash Waiver / Very Substantial Disposal involving certain leveraged foreign exchange contracts to be assumed by CITIC Group / increase of authorised share capital and resumption of trading
   Date : November 12, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

9. Document : Announcement of Daye *(only available in Chinese)*
   Date : November 13, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

10. Document : Joint Announcement with Dah Chong Hong Holdings Limited regarding the termination of initial discussion of possible disposal of Dah Chong Hong Holdings Limited
    Date : November 17, 2008
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 2008 年第三季度報告。 大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司
DAYE SPECIAL STEEL CO., LTD.

2008年第三季度报告

董事长: 蔡星海

二OO八年十月

大冶特殊钢股份有限公司 2008 年第三季度报告

§1 重要提示

1.1 本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 没有董事、监事、高级管理人员声明对本季度报告内容的真实性、准确性、完整性无法保证或存在异议。

1.3 所有董事均出席本次董事会会议。

1.4 公司本季度财务报告未经审计。

1.5 公司董事长蔡星海先生、总经理钱刚先生、总会计师吴巨波先生声明：保证季度报告中财务报告的真实、完整。

§2 公司基本情况

2.1 主要会计数据及财务指标

单位：人民币元

	本报告期末	上年度期末	本报告期末比上年度期末增减（%）
总资产	3,798,388,818	3,440,322,222	10.41
所有者权益（或股东权益）	1,849,345,014	1,645,658,816	12.38
每股净资产	4.115	3.662	12.37
	年初至报告期期末		比上年同期增减（%）
经营活动产生的现金流量净额		185,566,982	687.34
每股经营活动产生的现金流量净额		0.413	694.23
	报告期	年初至报告期期末	本报告期比上年同期增减（%）
净利润	84,110,843	293,567,893	11.10
基本每股收益	0.187	0.653	11.31
扣除非经常性损益后的基本每股收益	0.187	0.649	8.09
稀释每股收益	0.187	0.653	11.31
净资产收益率(%)	4.55	15.87	下降 0.28 个百分点
扣除非经常性损益后的净资产收益率(%)	4.55	15.77	下降 0.35 个百分点
非经常性损益项目	年初至报告期期末金额		

营业外收入	-2,714,817
营业外支出	778,019
合计	-1,936,798

股东总数	42,618 户	
前 10 名无限售条件股东持股情况		
股东名称	持有无限售条件股份数量(股)	股份种类
全国社保基金一零二组合	11,413,298	人民币普通股
银丰证券投资基金	10,141,321	人民币普通股
东风汽车公司	7,980,000	人民币普通股
上海浦东发展银行一广发小盘成长股票型证券投资基金	5,455,268	人民币普通股
兴业银行股份有限公司一兴业全球视野股票型证券投资基金	4,788,053	人民币普通股
国际金融一渣打一GOV'T OF SINGAPORE INVEST CORP. PTE LTD.	3,876,400	人民币普通股
全国社保基金一零八组合	2,999,969	人民币普通股
中国工商银行一易方达价值成长混合型证券投资基金	2,650,665	人民币普通股
冯声浪	2,288,816	人民币普通股
中国一拖集团有限公司	2,280,000	人民币普通股
上述股东关联关系或一致行动的说明	未知前 10 名无限售条件流通股股东之间是否存在关联关系。	

2.2 报告期末股东总人数及前十名无限售条件股东持股情况表

§3 重要事项

3.1 公司主要会计报表项目、财务指标大幅度变动的情况及原因

√适用 □不适用

1、公司资产负债表中变动幅度较大的项目原因分析：

单位：人民币元

项目	2008 年 9 月 30 日	2007 年 12 月 31 日	增减率(%)
应收票据	307,570,645	156,866,014	96.07
应收帐款	332,477,070	201,190,214	65.26
预付款项	152,519,424	107,248,575	42.21
在建工程	215,772,414	87,540,345	146.48

工程物资	5,632,727	3,185,365	76.83
应付票据	23,650,000	39,043,188	-39.43
预收款项	126,164,622	186,956,114	-32.52
应交税费	51,800,095	17,822,281	190.65
应付股利	509,700	53,700	849.16
其他应付款	218,637,524	152,106,648	43.74
未分配利润	797,724,340	594,038,142	34.29

(1)报告期末应收票据比上年增加 15,070 万元，主要原因是产品销售货款回笼中的银行承兑汇票增加。

(2)报告期末应收帐款比上年增加 13,129 万元，主要原因是公司出口钢材销售采用信用证结算方式所致。

(3)报告期末预付款项比上年增加 4,527 万元，主要原因是公司技改工程设备预付款及生产材料预付款增加所致。

(4)报告期末在建工程比上年增加 12,823 万元，主要原因是技改投资增加。

(5)报告期末工程物资比上年增加 245 万元，主要原因是投资在建工程所需的设备增加。

(6)报告期末应付票据比上年下降 1,539 万元，主要原因是开出的银行承兑汇票到期已承付。

(7)报告期末预收款项比上年下降 6,079 万元，主要原因是钢材销售预收款减少所致。

(8)报告期末应交税费比上年增加 3,398 万元，主要原因是应交增值税增加。

(9)报告期末应付股利比上年增加 46 万元，主要原因是应付湖北正智资产管理有限公司现金股利被法院冻结所致。

(10)报告期末其他应付款比上年增加 6,653 万元，主要原因是应付劳务及运杂费、其它费用等增加所致。

(11)报告期末未分配利润比上年增加 20,369 万元，主要原因是净利润增加。

2、公司利润表中变动幅度较大的项目原因分析：

单位：人民币元

项　　目	2008 年 1-9 月	2007 年 1-9 月	增减率(%)
营业收入	6,374,731,231	4,356,508,938	46.33
营业成本	5,951,651,782	3,970,008,888	49.92
营业税金及附加	1,911,712	3,275,412	-41.63

资产减值损失	9,001,233	2,203,153	308.56
营业外收入	2,714,817	8,402,562	-67.69
营业外支出	778,019	13,082,141	-94.05

(1)报告期内营业收入比上年同期增加201,822万元，主要原因是高附加值产品销售量增加和钢材价格上涨所致。

(2) 报告期内营业成本比上年同期增加198,164万元，主要原因是原材料、能源价格的上涨所致。

(3) 报告期内营业税金及附加比上年同期下降136万元，主要原因是本年度出口高附加值产品增加所致。

(4) 报告期内资产减值损失比上年同期增加680万元，主要原因是本年度计提了一辅助生产车间的机器设备等减值准备所致。

(5)报告期内营业外收入比上年同期下降569万元，主要原因是本年度固定资产清理及债务重组的收益减少所致。

(6)报告期内营业外支出比上年同期下降1,230万元，主要原因是本年度固定资产报废损失减少所致。

3、公司现金流量表中变动幅度较大的项目原因分析：

单位：人民币元

项　　目	年初至报告期期末	上年同期数	增减率(%)
经营活动产生的现金流量净额	185,566,982	23,568,925	687.34
投资活动产生的现金流量净额	-41,094,398	-24,912,408	-64.96
筹资活动产生的现金流量净额	-48,117,527	-89,509,375	46.24
汇率变动对现金的影响	-4,967,010	-2,246,107	-121.14

(1)报告期末，经营活动产生的现金流量净额比上年同期增加16,200万元，主要原因是产品销售的现款回笼上升所致。

(2)报告期末，投资活动产生的现金流量净额比上年同期下降1,618万元，主要原因是本年度技改工程支出增加所致。

(3)报告期末，筹资活动产生的现金流量净额比上年同期上升4,139万元，主要原因是上年度归还银行借款所致。

(4) 报告期末，汇率变动对现金的影响比上年同期下降272万元，主要原因是本年度美元对人民币的汇率持续下调影响所致。

3.2　重大事项进展情况及其影响和解决方案的分析说明

□适用　√不适用

3.3　公司、股东及实际控制人承诺事项履行情况

√适用　□不适用

股东名称	承诺事项	承诺履行情况
湖北新冶钢有限公司（简称新冶钢）	承诺自股权分置改革方案实施之日起三年内，新冶钢将向股东大会提出向本公司注入价值不低于 3 亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于 10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之日，向除新冶钢和中信投资之外的其他全体股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有 1 股获得 0.053 元。	具体办法另行公告。
	承诺所持有限售条件股份的限售期为 36 个月。	公司受托在中国证券登记结算有限责任公司深圳分公司按承诺的限售期办理了股份的锁定手续。
中信泰富（中国）投资有限公司（简称中信投资）	承诺所持有限售条件股份的限售期为 36 个月。	

3.4　预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

□适用　√不适用

3.5　其他需说明的重大事项

1、公司持股 30%以上股东尚未提出股份增持计划。

2、公司不存在向控股股东或其关联方提供资金，没有违反规定程序对外提供担保的情况。

3.5.1　证券投资情况

□适用　√不适用

3.5.2 持有其他上市公司股权情况

□适用 √不适用

接待时间	接待地点	接待方式	接待对象	谈论的主要内容及提供的资料
8 月 28 日	公司	实地调研	劲牌有限公司　柯剑等	公司基本情况、生产经营情况
9 月 11 日	公司	实地调研	中国国际金融（香港）证券公司 何微 安本国际基金管理公司　姚鸿耀 肖珂嘉	公司简况、生产经营和管理情况、大股东承诺履行情况
9 月 17 日	公司	实地调研	长江证券　刘元瑞 银河基金管理公司　孙振峰　祝建辉	公司简况、经营及产品情况、股改承诺履行情况

3.5 .3 报告期接待调研、沟通、采访等活动情况表

大冶特殊钢股份有限公司

董　事　会

2008 年 10 月 26 日

资 产 负 债 表

编制单位：大冶特殊钢股份有限公司　2008 年 9 月 30 日　单位：人民币元

项　目	期末数	期初数
流动资产：		
货币资金	226,363,590	175,213,883
交易性金融资产		
应收票据	307,570,645	156,866,014
应收帐款	332,477,070	201,190,214
预付款项	152,519,424	107,248,575
应收利息		
应收股利		
其他应收款	7,643,991	10,490,453
存货	992,056,792	1,039,738,232
一年内到期的非流动资产		
其他流动资产		
流动资产合计	2,018,631,512	1,690,747,371
非流动资产:		
可供出售金融资产		
持有至到期投资		
长期应收款		
长期股权投资		
投资性房地产		
固定资产	1,528,672,071	1,628,494,047
在建工程	215,772,414	87,540,345
工程物资	5,632,727	3,185,365
固定资产清理		
生产性生物资产		
油气资产		
无形资产	29,680,094	30,355,094
开发支出		
商誉		
长期待摊费用		
递延所得税资产		
其他非流动资产		
非流动资产合计	1,779,757,306	1,749,574,851
资产合计	3,798,388,818	3,440,322,222

公司负责人：蔡星海　公司总经理：钱 刚　主管会计工作负责人：吴巨波

资产负债表（续）

编制单位：大冶特殊钢股份有限公司　　2008年9月30日　　单位：人民币元

项　　目	期末数	期初数
流动负债：		
短期借款	5,000,000	5,000,000
交易性金融负债		
应付票据	23,650,000	39,043,188
应付帐款	1,085,644,900	985,117,978
预收款项	126,164,622	186,956,114
应付职工薪酬	20,809,427	25,219,082
应交税费	51,800,095	17,822,281
应付利息	1,059,047	891,283
应付股利	509,700	53,700
其他应付款	218,637,524	152,106,648
一年内到期的非流动负债	2,905,000	2,905,000
其他流动负债		
流动负债合计	1,536,180,315	1,415,115,274
非流动负债：		
长期借款	380,000,000	345,000,000
应付债券		
长期应付款		
专项应付款		
预计负债	32,863,489	34,548,132
递延所得税负债		
其他非流动负债		
非流动负债合计	412,863,489	379,548,132
负债合计	1,949,043,804	1,794,663,406
股东权益：		
股本	449,408,480	449,408,480
资本公积	485,653,274	485,653,274
减：库存股		
盈余公积	116,558,920	116,558,920
未分配利润	797,724,340	594,038,142
股东权益合计	1,849,345,014	1,645,658,816
负债和股东权益总计	3,798,388,818	3,440,322,222

公司负责人：蔡星海　　公司总经理：钱 刚　　主管会计工作负责人：吴巨波

利 润 表

编制单位：大冶特殊钢股份有限公司　　2008 年 7-9 月　　单位：人民币元

项　　目	本期数	上年同期数
一、营业收入	2,101,842,156	1,547,946,432
减：营业成本	1,973,494,211	1,427,495,614
营业税金及附加	507,229	178,420
销售费用	19,076,358	21,987,525
管理费用	15,128,425	14,864,161
财务费用	8,594,490	6,544,487
资产减值损失	873,918	-854,309
加：公允价值变动收益(损失以"-"号填列)		
投资收益(损失以"-"号填列)		
其中：对联营企业和合营企业的投资收益		
二、营业利润	84,167,525	77,730,534
加：营业外收入	623,555	479,501
减：营业外支出	680,237	2,503,111
其中：非流动资产处置损失	655,742	2,503,111
三、利润总额	84,110,843	75,706,924
减：所得税费用		
四、净利润	84,110,843	75,706,924
五、每股收益		
（一）基本每股收益	0.187	0.168
（二）稀释每股收益	0.187	0.168

公司负责人：蔡星海　　公司总经理：钱 刚　　主管会计工作负责人：吴巨波

利 润 表

编制单位：大冶特殊钢股份有限公司　　2008 年 1-9 月　　单位：人民币元

项　　目	本期数	上年同期数
一．营业收入	6,374,731,231	4,356,508,938
减：营业成本	5,951,651,782	3,970,008,888
营业税金及附加	1,911,712	3,275,412
销售费用	52,834,260	51,509,948
管理费用	44,124,141	55,351,227
财务费用	23,577,008	22,704,522
资产减值损失	9,001,233	2,203,153
加：公允价值变动收益(损失以"-"号填列)		
投资收益(损失以"-"号填列)		
其中：对联营企业和合营企业的投资收益		
二、营业利润	291,631,095	251,455,788
加：营业外收入	2,714,817	8,402,562
减：营业外支出	778,019	13,082,141
其中：非流动资产处置损失	694,847	13,044,125
三．利润总额	293,567,893	246,776,209
减：所得税费用		
四、净利润	293,567,893	246,776,209
五、每股收益		
（一）基本每股收益	0.653	0.549
（二）稀释每股收益	0.653	0.549

公司负责人：蔡星海　　公司总经理：钱 刚　　主管会计工作负责人：吴巨波

现 金 流 量 表

编制单位：大冶特殊钢股份有限公司　　2008 年 1-9 月　　单位：人民币元

项　　目	行次	本期数	上年同期数
一、经营活动产生的现金流量：			
销售商品、提供劳务收到的现金	1	3,076,777,939	2,109,206,603
收到的税费返还	2		
收到的其他与经营活动有关的现金	3	2,197,607	1,917,308
现金流入小计	4	3,078,975,546	2,111,123,911
购买商品、接受劳务支付的现金	5	2,638,040,517	1,870,084,293
支付给职工以及为职工支付的现金	6	66,528,809	52,688,734
支付的各项税费	7	183,943,353	154,103,549
支付的其他与经营活动有关的现金	8	4,895,885	10,678,410
现金流出小计	9	2,893,408,564	2,087,554,986
经营活动产生的现金流量净额	10	185,566,982	23,568,925
二、投资活动产生的现金流量：	11		
取得投资收益所收到的现金	12		
处置固定资产、无形资产和其他长期资产所收回的现金净额	13	139,845	-
收到的其他与投资活动有关的现金	14		
现金流入小计	15	139,845	-
购建固定资产、无形资产和其他长期资产所支付的现金	16	41,234,243	24,912,408
支付的其他与投资活动有关的现金	17		
现金流出小计	18	41,234,243	24,912,408
投资活动产生的现金流量净额	19	-41,094,398	-24,912,408
三、筹资活动产生的现金流量：	20		
借款所收到的现金	21	35,000,000	251,000,000
开出银行票据与取得借款所减少的保证金	22	-	28,267,021
现金流入小计	23	35,000,000	279,267,021
偿还债务所支付的现金	24	-	350,000,000
分配股利或利润、利息所支付的现金	25	82,674,834	18,424,770
支付的其他与筹资活动有关的现金	26	442,693	351,626
现金流出小计	27	83,117,527	368,776,396
筹资活动产生的现金流量净额	28	-48,117,527	-89,509,375
四、汇率变动对现金的影响	29	-4,967,010	-2,246,107
五、现金及现金等价物净增加额	30	91,388,047	-93,098,965
加：期初现金及现金等价物余额	31	134,975,543	196,536,895
六、期末现金及现金等价物余额	32	226,363,590	103,437,930

公司负责人：蔡星海　　公司总经理：钱 刚　　主管会计工作负责人：吴巨波

****

完

香港， 二零零八年十月二十八日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、莫偉龍先生、李士林先生、劉基輔先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得·克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

RECEIVED
2008 NOV 21 A 10:23

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的第五屆董事會第五次會議決議公告。 大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2008-019

大冶特殊钢股份有限公司
第五届董事会第五次会议决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

大冶特殊钢股份有限公司第五届董事会第五次会议于 2008 年 10 月 16 日以书面、传真或电子邮件方式发出通知，于 2008 年 10 月 26 日以通讯方式召开，会议应到董事 11 名，实到董事 11 名。会议符合《公司法》、《公司章程》的有关规定。经会议审议表决，通过了如下决议：

一、审议通过了《公司 2008 年第三季度报告》；

该议案表决结果，同意票 11 票；弃权票、反对票为 0 票。

二、审议通过了《公司敏感信息排查管理制度》（见附件）。

该议案表决结果，同意票 11 票；弃权票、反对票为 0 票。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2008年10月26日

附件：

大冶特殊钢股份有限公司

敏感信息排查管理制度

第一条　为强化公司敏感信息内部排查、归集、保密、披露机制，进一步规范公司信息披露行为，防止内幕交易和股价操纵行为，切实保护股东利益，根据《深圳证券交易所股票上市规则》和《中国证券监督管理委员会公告》[2008]27号的有关要求，特制订本管理制度。

第二条　敏感信息排查由董事会秘书牵头，组织有关部门参加，对公司、控股股东及其所属企业的网站、内部刊物等进行清理、排查，防止敏感信息的泄露；同时，对敏感信息的归集、保密及披露进行管理；必要时，公司董事会秘书可以对各部室进行现场排查，以减少内幕交易、股价操纵行为，切实保护公司及股东的利益。

第三条　公司董事会秘书室为敏感信息的归集、保密及对外披露部门。

第四条　各部门应对各自职责范围内的信息和资料进行排查，主要排查事项如下：

一、常规交易事项

1、购买或出售资产（不含购买原材料、燃料、动力和出售产品、商品及提供或接受劳务等与日常生产经营相关的资产，但资产置换中涉及购买、出售此类资产的，应包括在内）；

2、对外投资（含委托理财、委托贷款、股票债券投资等）；

3、提供财务资助；

4、提供担保；

5、租入或租出资产；

6、签订管理方面的合同（含委托经营、受托经营）；

7、赠与或受赠资产；

8、债权或债务重组；

9、研究与开发项目的转移；

10、签订许可协议。

二、关联交易事项

1、本条第一款规定的常规交易事项；

2、购买原材料、燃料、动力；

3、销售产品、商品；

4、提供或接受劳务；

5、委托或受托销售；

6、关联双方共同投资；

7、其他通过约定可能造成资源或义务转移的事项。

三、重大风险

1、重大诉讼、仲裁事项；

2、发生重大亏损或遭受重大损失；

3、发生重大债务、未清偿到期重大债务或重大债权到期未获清偿；

4、可能依法承担的重大违约责任或大额赔偿责任；

5、计提大额资产减值准备；

6、公司决定解散或被有权机关依法责令关闭；

7、公司预计出现资不抵债（一般指净资产为负值）；

8、主要债务人出现资不抵债或进入破产程序，公司对相应债权未提取足额坏帐准备；

9、主要资产被查封、扣押、冻结或被抵押、质押；

10、主要或全部业务陷入停顿；

11、公司因涉嫌违法违规被有权机关调查或受到重大行政、刑事处罚；

12、公司董事、监事、高级管理人员因涉嫌违法违规被有权机关调查或采取强制措施而无法履行职责。

四、其他重大事项

1、变更公司名称、股票简称、公司章程、注册资本、注册地址、办公地址和联系电话；

2、经营方针和经营范围发生重大变化；

3、变更会计政策、会计估计；

4、生产经营情况、外部条件或生产环境发生重大变化；

5、订立重要合同，可能对公司的资产、负债、权益和经营成果产生重大影响；

6、新颁布的法律、行政法规、部门规章、规范性文件、政策可能对公司经营产生重大影响；

7、法院裁定禁止控股股东转让其所持股份；

8、获得大额政府补贴等额外收益或发生可能对公司的资产、负债、权益或经营成果产生重大影响的其他事项；

9、预计本期可能存在需进行业绩预告的情形或预计本期业绩与已披露业绩预告有较大差异的；

10、募集资金的投资项目在实施中出现重大变化的；

11、出现可能或已经对公司股票及其衍生品种交易价格产生较大影响的公共媒体传播的消息；

12、其他可能对公司生产经营或公司股票及其衍生产品交易价格产生较大影响的重大事件。

第五条　在排查过程中，公司董事会秘书应密切关注公司控股股东拟转让持有公司股份的动向，对其股份转让的进程，应及时向董事会、监事会、经理层报告。

第六条　持有公司5%以上股份的股东及实际控制人应进行排查，其持有的本公司股份出现被质押、冻结、司法拍卖、托管或设定信托的情形时，该股东及实际控制人应立即将有关情况以书面形式通过董事会秘书室通知董事会。

第七条　各部门、各单位在排查过程中，如达到如下额度的，应及时向董事会秘书室报告，由董事会秘书室向董事会报告：

一、常规交易事项

1、交易涉及的资产总额占公司最近一期经审计总资产的10%以上，该交易涉及的资产总额同时存在帐面值和评估值，以较高者作为计算数据；

2、交易标的（如股权）在最近一个会计年度相关的营业收入占公司最近一

个会计年度经审计营业收入的10%以上，且绝对金额超过1,000万元人民币；

3、交易标的（如股权）在最近一个会计年度相关的净利润占公司最近一个会计年度经审计净利润的10%以上，且绝对金额超过100万元人民币；

4、交易标的成交金额（含承担债务和费用）占公司最近一期经审计净资产的10%以上，且绝对金额超过1,000万元人民币；

5、交易产生的利润占公司最近一个会计年度经审计净利润的10%以上，且绝对金额超过100万元人民币。

上述指标计算中涉及的数值如为负值，取其绝对值计算。

二、关联交易事项

1、公司与关联自然人发生的交易金额在30万元人民币以上的；

2、公司与关联法人发生的交易金额在300万元人民币以上，且占公司最近一期经审计净资产绝对值0.5%以上的；

连续十二个月内发生的与同一关联人进行的交易或与不同关联人进行的与同一交易标的相关的交易应当累计计算。

三、重大风险一旦出现，立即履行信息报告义务。

重大诉讼、仲裁事项涉及金额占公司最近一期经审计净资产绝对值10%以上，且绝对金额超过1,000万元的，应及时报告。重大诉讼、仲裁事项应当采取连续十二个月累计计算。

重大风险事项涉及具体金额的，应当比照适用本制度第七条第一项的规定。

四、其他重大事项，一旦发生，立即履行报告义务。

其他重大事项的影响标准为对公司总资产、净资产或营业收入、净利润的影响达到10%时，应履行报告义务。

第八条　各部门、各单位如遇到需要对外报道的信息或需要在公司网站、内部刊登的信息，应对照《公司信息披露管理制度》的要求，并同时抄送公司董事会秘书室，以确定是否需要及时披露。

第九条　其他未尽事宜，应参照《公司章程》、《公司信息披露管理制度》等制度的要求执行。

第十条　本制度未作规定的，适用有关法律法规的规定；与有关法律法规的规定相抵触的，以相关法律法规的规定为准。

第十一条　本制度由公司董事会负责解释

第十二条　本制度经董事会审议通过之日起实施。

****

完

香港，　二零零八年十月二十八日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、莫偉龍先生、李士林先生、劉基輔先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的第五屆監事會第三次會議決議公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2008-020

大冶特殊钢股份有限公司
第五届监事会第三次会议决议公告

本公司及其监事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

大冶特殊钢股份有限公司第五届监事会第三次会议于2008年10月26日以通讯方式召开，会议应到监事4人，实到监事4人，会议符合《公司法》、《公司章程》的有关规定。经会议审议表决，通过了如下决议：

一、审议通过了《公司2008年第三季度报告》；

监事会认为：公司2008年第三季度报告的内容和格式符合中国证监会和深圳证券交易所的规定和要求，真实、准确、完整的反映出2008年第三季度的财务经营状况。其编制和审议程序符合相关法律、法规和公司章程及公司管理制度

的规定。

该议案表决结果，同意票 4 票，弃权票、反对票为 0 票。

二、审议通过了《公司敏感信息排查管理制度》。

该议案表决结果，同意票 4 票，弃权票、反对票为 0 票。

特此公告。

大冶特殊钢股份有限公司

监　　事　　会

2008 年 10 月 26 日

****

完

香港，　二零零八年十月二十八日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、莫偉龍先生、李士林先生、劉基輔先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(《公司條例》第 158(4)、(4AA) 及 (9A)條)
(Companies Ordinance s. 158(4), (4AA) & (9A))

表格 Form D2A

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number: 145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 更改詳情 Details of Change

A. 秘書／董事的離任 Cessation to Act as Secretary／Director

(如有超過一名秘書／董事離任，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director ceased to act)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: -

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
張立憲	Chang	Li Hsien, Leslie

(註 Note 7) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	護照號碼 Passport Number
K745329(9)	-

或 OR

(註 Note 8) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

-

離任原因 Reason for Cessation: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 9) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
20	10	2008

(註 Note 10) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the director／alternate director who is ceasing to act will continue to hold office as alternate director／director in the company after the date of cessation

☐ 是 Yes
☑ 否 No

(註 Note 4) 提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited 中信泰富有限公司

地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

電話 Tel: 2820 2111 傳真 Fax: 2918 4838

電郵地址 E-mail Address:

檔號 Reference: DEBBY-FRQ03097

請勿填寫本欄 For Official Use

CR
收件日期 RECEIVED
29 OCT 2008
文件管理組
Document Management Section

2 更改詳情 Details of Change (續上頁 cont'd)

B. 個人秘書／董事的委任 Appointment of Individual Secretary／Director

(如委任超過一名個人秘書／董事，請用續頁B填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 11) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文姓名 Name in Chinese	-	
英文姓名 Name in English	- (姓氏 Surname)	- (名字 Other Names)
前用姓名 Previous Names	-	
別名 Alias	-	
(註 Note 12) 住址 Residential Address	-	國家 Country

(「轉交」地址及郵政信箱號碼恕不接受 'Care of' addresses and post office box numbers are not acceptable)

(註 Note 13) 電郵地址 E-mail Address	-

(註 Note 14) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	-	
b 護照 Passport	- (簽發國家 Issuing Country)	- (號碼 Number)

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY
-		

(註 Note 15) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the director／alternate director whose appointment is reported above is already an existing alternate director／director in the company at the time of the above appointment ☐ 是 Yes ☐ 否 No

(註 Note 16)

提示 Advisory Note

所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

(註 Note 16) 出任董事職位同意書 Consent to Act as Director

本人同意出任公司的董事／候補董事*，並確認本人已年滿 18 歲。
I consent to act as a director／alternate director* of this company and confirm that I have attained the age of 18 years.

簽署 Signed : ____________________

**請刪去不適用者 Delete whichever does not apply*

2 更改詳情 Details of Change (續上頁 cont'd)

C. 法人團體秘書／董事的委任 Appointment of Corporate Secretary／Director

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在適用的空格內加上 ✓ 號 *Please tick the relevant box(es)*

(註 Note 17) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 18) 中文名稱 Name in Chinese: -

(註 Note 18) 英文名稱 Name in English: -

(註 Note 19) 地址 Address: -

國家 Country

(「轉交」地址及郵政信箱號碼恕不接受 'Care of' addresses and post office box numbers are not acceptable)

(註 Note 20) 電郵地址 E-mail Address: -

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)
-

委任日期 Date of Appointment: -
日 DD 月 MM 年 YYYY

(註 Note 21) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the director／alternate director whose appointment is reported above is already an existing alternate director／director in the company at the time of the above appointment
☐ 是 Yes
☐ 否 No

(註 Note 22)

提示 Advisory Note

所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

(註 Note 22) **出任董事職位同意書 Consent to Act as Director**

本人謹代表上述公司確認，上述公司同意出任公司的董事／候補董事*。
I, acting on behalf of the above named company, confirm that the above company consents to act as a director／alternate director* of this company.

簽署 Signed : ____________________
法人團體董事的董事／秘書／獲授權人士*
Director／Secretary／Authorized Person of the Corporate Director*

本通知書包括下列續頁。This Notification includes the following Continuation Sheet(s).

續頁 Continuation Sheet(s)	A	B	C
頁數 Number of pages	1	0	0

(註 Note 5) 簽署 Signed : [signature]

姓名 Name : Stella Chan Chui Sheung 日期 Date : 29/10/2008
~~董事 Director~~／秘書 Secretary * 日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

秘書／董事的離任 (第 2A 項)
Cessation to Act as Secretary／Director (Section 2A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: -

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
周 志賢	Chau	Chi Yin

(註 Note 7) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	護照號碼 Passport Number
D184468(8)	-

或 OR

(註 Note 8) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

-

離任原因 Reason for Cessation ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 9) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
20	10	2008

(註 Note 10) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the director／alternate director who is ceasing to act will continue to hold office as alternate director／director in the company after the date of cessation

☐ 是 Yes
☑ 否 No

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 267)

SUSPENSION OF TRADING

At the request of CITIC Pacific Limited (the "Company"), trading in the shares of the Company will be suspended with effect from 2:30 p.m. on 31 October 2008 pending the release of an announcement which is or may be price sensitive in nature.

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 31 October 2008

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Vernon Francis Moore, Li Shilin, Liu Jifu, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(incorporated in Hong Kong with limited liability)
(Stock Code: 267)

HOLDING ANNOUNCEMENT

The board of CITIC Pacific Limited (the "Company") makes this holding announcement to inform the public of the current status of the Company. Trading in shares of the Company on The Stock Exchange of Hong Kong Limited was suspended from 2:30 p.m. on 31 October 2008 pending the publication of an announcement which is or may be price sensitive in nature.

Further to the announcement of the Company dated 20 October 2008, the Company is in the process of negotiating with CITIC Group in relation to the arrangements for the standby loan facility of US$1.5 billion which arrangements may involve an equity issue.

An announcement setting out details of the standby loan facility (and the possible equity issue, if agreed) will be published as and when appropriate. Trading in the shares of the Company will remain suspended pending the publication of such announcement.

By order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 3 November 2008

As at the date of this announcement the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Vernon Francis Moore, Li Shilin, Liu Jifu, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

HKEx 香港交易所

RECEIVED

2008 NOV 21 A 10:33

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31st October, 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Evan Chan (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	267	CITIC Pacific Limited	
Representative Name	Ms Stella Chan Chui Sheung		
Contact Person	Ms Stella Chan		
Contact No.	2820 2184	Submit Date	November 3, 2008

A. Information on Types of Listed Equity Securities

- ☐ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☑ Other Classes of shares : Shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 267 Description : N/A

	No. of ~~Ordinary~~ Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date) ( )	-		-
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ______ Description : ______

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ______ Description : ______

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,200,000,000**

C. Movement in Issued Share Capital

	No. of ~~Ordinary~~ Shares (1)	No. of ~~Ordinary~~ Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	2,193,149,160	-	-	-
Increase/ (Decrease) during the month	-	-	-	-
Balance at close of the month	2,193,149,160	-	-	-

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
29,760,000	-	-	-	-	29,760,000	-

Total Exercised Money During the Month (HKD) -

Equity Warrants : N/A

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles : N/A

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
3. Bonus Issue			Issue and allotment date : (dd/mm/yyyy)	(	)	-
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	-
6. Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	-
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
8. Other (Please specify) ______	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-

Remarks:

____

____

Authorised signature: [signature]

Name: Stella Chan Chui Sheung

Title: Company Secretary

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

Standby Facility
Connected Transactions
involving
Subscription For Convertible Bond By CITIC Group
Application For Whitewash Waiver
Very Substantial Disposal Involving Certain Leveraged Foreign Exchange Contracts To Be Assumed by CITIC Group
Increase of Authorised Share Capital
and
Resumption of Trading

Financial adviser to CITIC Group
CITIC Securities Corporate Finance (HK) Limited

CITIC 中信証券國際 CITIC Securities International

Further to the announcement of CITIC Pacific dated 20 October 2008, CITIC Pacific and CITIC Group have entered into the Standby Facility whereby CITIC Pacific would be able to draw up to USD1.5 billion (about HKD11.625 billion) for the sole purpose of funding any commitments and/or liabilities due from CITIC Pacific under the Novation Contracts, described below. The Standby Facility is unsecured and repayable on demand. Interest payable by CITIC Pacific is LIBOR plus 2.8% per annum. No interest shall be payable by CITIC Pacific if the Standby Facility is not drawn down. To the extent the Standby Facility is not drawn prior to the issue of the Convertible Bond described below, it shall no longer be available from and after Completion. If Completion does not take place, the Standby Facility shall be repayable on 31 January 2009.

Barring unforeseen circumstances, CITIC Pacific does not currently contemplate that it would have to draw on the Standby Facility. The intended objective of the Standby Facility, the Convertible Bond and the Novation is to demonstrate CITIC Group's continuing support for CITIC Pacific, to resolve CITIC Pacific's commitments and/or liabilities under the Novation Contracts (as described below) and to enhance the liquidity of the Group.

CITIC Pacific and CITIC Group have also entered into a conditional Agreement in connection with:-

(i) the issue by CITIC Pacific of the Convertible Bond to CITIC Group with an aggregate principal amount of HKD11.625 billion. The principal amount of the Convertible Bond is convertible into Shares at an initial conversion price (subject to adjustment) of HKD8.00 per Share. An interest coupon of 2% per annum is payable from the time of issue of the Convertible Bond up to but excluding the date the Convertible Bond is converted into Shares. The money payable by CITIC Group to CITIC Pacific in respect of the Convertible Bond is HKD11.625 billion; and

(ii) the Novation whereby CITIC Group will economically, or through transfer by novation, assume the liabilities and benefits of the Novation Contracts as described below. As at the Reference Date, the AUD : USD exchange rate was 0.6730 and on that basis, the mark-to-market loss under the Novation Contracts is estimated at HKD10.4 billion. On the basis of the target AUD : USD exchange rate described below and not taking into account any interim fixing and delivery of AUD under the Novation Contracts, it is estimated that CITIC Pacific will pay about HKD9.3 billion to CITIC Group for CITIC Group's assumption of liabilities and benefits of the Novation Contracts, if the rate on the Business Day prior to the Completion Date is the same as the rate on the Reference Date. CITIC Pacific, however, continues to be responsible for taking deliveries of certain AUD under the Novation Contracts as described below and for any breach of such Novation Contracts before the Completion Date.

Solely by way of illustration, assuming Completion takes place on the date of this announcement, the mark-to-market loss under the Novation Contracts as at the Reference Date is estimated to be HKD 10.4 billion and the mark-to-market loss of the remaining outstanding leveraged foreign exchange contracts of the Group as at the Reference Date is estimated to be HKD 5.1 billion. Accordingly, taking into account the realised loss under the Group's leveraged foreign exchange contracts from 1 July 2008 to the Reference Date of HKD 1.3 billion as set out in the paragraph headed "General" below, the realised loss and the mark-to-market loss under all of the Group's leveraged foreign exchange contracts in aggregate is HKD 16.8 billion. Shareholders and potential investors should note that the above description is solely for illustrative purpose and the actual losses (realised or mark-to-market) of the Group arising from its leveraged foreign exchange contracts shall be subject to foreign exchange rate and other valuation parameters prevailing from time to time and may therefore be different from the figures described in the above illustrative example.

The Agreement is conditional upon, among other things, the Whitewash Waiver. The Whitewash Waiver is necessary for CITIC Group to be able to increase its shareholding in CITIC Pacific without incurring a general offer obligation under the Takeovers Code upon conversion of the Convertible Bond.

CITIC Group has undertaken that in the event the Whitewash Waiver is not granted by the Executive or approved by the Independent Shareholders but assuming the other conditions are fulfilled or waived (as the case may be), the Agreement will still proceed to Completion. However, the conversion of the Convertible Bond will be deferred until 19 January 2009, being the first date on which the increase in shareholding by CITIC Group in CITIC Pacific resulting from such conversion would not trigger a general offer obligation under the Takeovers Code pursuant to a waiver under Note 6 to Rule 26.1 of the Takeovers Code granted by the Executive on 12 November 2008.

In the event that the conditions to the Agreement are not fulfilled or, where applicable, waived by CITIC Group on or before 31 December 2008, the Agreement shall lapse unless extended by CITIC Group. Please refer to the section headed "Conditions of the Agreement" below for further information.

The net proceeds from the issue of the Convertible Bond will be used to discharge any amounts due from CITIC Pacific to CITIC Group under the Standby Facility (to the extent the Standby Facility is drawn) and under the Novation with the balance, if any, used as general working capital.

As CITIC Group is, through CITIC HK, the largest shareholder of CITIC Pacific, indirectly holding approximately 29% of the issued Shares as at the Latest Practicable Date, transactions contemplated pursuant to the Agreement constitutes a connected transaction for CITIC Pacific under the Listing Rules. In view of the amounts payable by CITIC Pacific in connection with the Novation, the Agreement also constitutes a very substantial disposal under the Listing Rules. The Standby Facility, although a connected transaction, is exempt, under the Listing Rules, from further announcement or shareholders' approval as it is on normal commercial terms and is unsecured.

The EGM will be held to consider resolutions to approve, among other things, (i) the Agreement and the transactions contemplated thereunder, (ii) the Whitewash Waiver and (iii) the increase in authorised share capital of CITIC Pacific. Pursuant to the Listing Rules, where a transaction or arrangement of an issuer is subject to shareholders' approval under the provisions of the Listing Rules, any shareholder who has a material interest in the transaction or arrangement shall abstain from voting on the resolution(s) approving the transaction or arrangement at the general meeting. Pursuant to the Takeovers Code, any shareholder who is involved in, or interested in, the transaction in question shall abstain from voting on the Whitewash Waiver. CITIC Group Concert Parties have confirmed that they will abstain from voting on the resolution for the Whitewash Waiver. CITIC Group Concert Parties consist of CITIC Group, CITIC HK, Larry Yung Chi Kin, Henry Fan Hung Ling, Liu Jifu, Zhuang Shoucang and Cai Xinghai. There will be separate resolutions to approve the Agreement and the transactions contemplated thereunder including the issue of the Convertible Bond, the issue of Shares upon conversion of the Convertible Bond, the Novation and the increase in authorised share capital of CITIC Pacific. As Larry Yung Chi Kin, Henry Fan Hung Ling, Liu Jifu, Zhuang Shoucang and Cai Xinghai do not have a material interest in the Agreement and the transactions contemplated thereunder (as they are not a party to the Agreement and the Agreement and the transactions contemplated thereunder do not confer any benefit on them not available to other Shareholders) they can vote on the separate resolutions for the Agreement, the transactions contemplated thereunder and the increase in authorised share capital of CITIC Pacific. Each of Larry Yung Chi Kin, Henry Fan Hung Ling, Liu Jifu, Zhuang Shoucang and Cai Xinghai has indicated to CITIC Pacific his intention to vote in

favour of such resolutions. However CITIC Group and CITIC HK will abstain from voting on such resolutions. The issue of the Convertible Bond and the Novation is dependent on Independent Shareholders' approval and accordingly may or may not proceed.

An Independent Board Committee will be established to advise the Independent Shareholders in respect of the Agreement and the Whitewash Waiver. Subject to the approval of the Independent Board Committee, CITIC Pacific has retained Anglo Chinese Corporate Finance Limited as the independent financial adviser to the Independent Board Committee.

A circular containing further details of the transactions contemplated under the Agreement, the advice of the Independent Board Committee, the advice of the independent financial adviser to that Independent Board Committee and notice of the EGM will be sent to Shareholders as soon as practicable.

Trading in the Shares on the Stock Exchange was suspended at the request of CITIC Pacific with effect from 2:30 p.m. on 31 October 2008 pending release of this announcement. Application has been made by CITIC Pacific for the resumption of trading in the Shares of CITIC Pacific with effect from 9:30 a.m. on 13 November 2008.

INTRODUCTION

The Directors are pleased to announce that on 12 November 2008, CITIC Pacific entered into the Standby Facility and the conditional Agreement.

THE STANDBY FACILITY

As stated in CITIC Pacific's profit warning announcement dated 20 October 2008, CITIC Group had agreed to coordinate a standby loan facility of USD 1.5 billion in order to strengthen the liquidity of CITIC Pacific.

CITIC Group has entered into a facility agreement with CITIC Pacific on 12 November 2008 whereby CITIC Pacific would be able to draw up to USD 1.5 billion (about HKD11.625 billion) for the sole purpose of funding any commitments and/or liabilities due from CITIC Pacific under the Novation Contracts described below. CITIC Group will either directly advance monies required under the Standby Facility or will procure such monies to be made available. The Standby Facility is unsecured and repayable on demand. Interest payable by CITIC Pacific is LIBOR plus 2.8% per annum. No interest shall be payable by CITIC Pacific if the Standby Facility is not drawn down and no fee is payable by CITIC Pacific to CITIC Group in relation to the Standby Facility.

Barring unforeseen circumstances, CITIC Pacific does not currently contemplate that it would have to draw on the Standby Facility. The intended objective of the Standby Facility, the Convertible Bond and the Novation is to demonstrate CITIC Group's continuing support for CITIC Pacific, to resolve CITIC Pacific's commitments and/or liabilities under the Novation Contracts (as described below) and to enhance the liquidity of the Group.

In the event that the Agreement proceeds to Completion, the net amount due under the Agreement would be used to repay the amounts outstanding under the Standby Facility. To the extent the Standby Facility is not drawn prior to the issue of the Convertible Bond, it shall

no longer be available from and after Completion. If Completion does not take place, the Standby Facility shall be repayable on 31 January 2009.

THE AGREEMENT

Date : 12 November 2008

Parties : CITIC Pacific and CITIC Group

CITIC Pacific and CITIC Group have entered into a conditional Agreement in connection with:-

(i) the issue by CITIC Pacific of the Convertible Bond with an aggregate principal amount of HKD11.625 billion. The principal amount of the Convertible Bond is convertible into Shares at an initial conversion price (subject to adjustment) of HKD8.00 per Share. An interest coupon of 2% per annum is payable from the time of issue of the Convertible Bond up to but excluding the date the Convertible Bond is converted into Shares. The money payable by CITIC Group to CITIC Pacific in respect of the Convertible Bond is HKD11.625 billion; and

(ii) the Novation whereby CITIC Group will economically, or through transfer by novation, assume the liabilities and benefits of the Novation Contracts. As at the Reference Date, the AUD : USD exchange rate was 0.6730 and on that basis, the mark-to-market loss under the Novation Contracts is estimated at HKD10.4 billion. So, on the basis of the target AUD : USD exchange rate described below and not taking into account any interim fixing and delivery of AUD under the Novation Contracts, CITIC Pacific will pay about HKD9.3 billion to CITIC Group in respect of the Novation if the AUD : USD exchange rate on the Business Day prior to the Completion Date is the same as the rate on the Reference Date. CITIC Pacific, however, continues to be responsible for taking deliveries of certain AUD under the Novation Contracts as described below and for any breach of such Novation Contracts before the Completion Date.

Under the terms of the Agreement, CITIC Group is entitled to designate any of its wholly-owned subsidiaries as the subscriber of the Convertible Bond or to be the contracting party to the Novation.

PRINCIPAL TERMS OF THE CONVERTIBLE BOND

Principal Amount

The aggregate principal amount of the Convertible Bond is HKD11.625 billion.

Issue Price

The money payable by CITIC Group to CITIC Pacific in respect of the Convertible Bond is 100% of the principal amount of the Convertible Bond, namely, HKD11.625 billion.

Interest

Interest at the rate of 2% per annum shall accrue from the time of issue of the Convertible Bond up to but excluding the date the Convertible Bond is converted into Shares.

Conversion Price

The Convertible Bond will be convertible into Shares at an initial conversion price of HKD8.00 per Share. The Conversion Price will be subject to adjustment for subdivision or consolidation of Shares.

The Conversion Price represents:-

(i) a premium of approximately 32.0% to the closing price of HKD6.06 per Share after the morning trading session on 31 October 2008, being the day on which CITIC Pacific had requested a suspension in trading of the Shares from 2:30p.m. that day;

(ii) a premium of 60.0% to the closing price of HKD5.00 per Share on the Last Full Trading Day;

(iii) a premium of approximately 35.1% to the average closing price of HKD5.92 per Share for the 10 trading days from and including 17 October 2008 up to and including the closing price at 2:30 p.m. on 31 October 2008; and

(iv) a discount of approximately 71.2% to the unaudited consolidated net asset value per Share of about HKD27.8 as at 30 June 2008.

Conversion and Voting Rights

If the Independent Shareholders approve the Agreement and all other conditions are fulfilled or waived (as the case may be), the Convertible Bond shall be converted automatically into Shares on Completion.

To the extent that the Whitewash Waiver is not granted by the Executive or approved by the Independent Shareholders but assuming the other conditions are fulfilled or waived, as the case may be, the Agreement will still proceed to Completion. However, the conversion of the Convertible Bond will be deferred until 19 January 2009, being the first date on which the increase in shareholding by CITIC Group in CITIC Pacific resulting from such conversion would not trigger a general offer obligation under the Takeovers Code pursuant to a waiver under Note 6 to Rule 26.1 of the Takeovers Code granted by the Executive on 12 November 2008.

The aggregate principal amount of the Convertible Bond will, on issue, be convertible into 1,453,125,000 new Shares at the initial Conversion Price of HKD8.00 per Share, representing approximately 66.26% of the existing issued Shares and approximately 39.85% of the issued share capital as enlarged by the Shares to be issued upon full conversion of the Convertible Bond assuming no other changes to the issued share capital of CITIC Pacific before conversion of the Convertible Bond.

Shares issued on conversion will rank *pari passu* in all respects with the Shares in issue as at the conversion date and will entitle the holders thereof to receive all future dividends and distributions which are declared, made or paid after the date of allotment of such Shares. The Shares to be issued upon conversion of the Convertible Bond will be allotted and issued pursuant to a specific mandate proposed to be sought from the Shareholders at the EGM.

The Directors (other than the non-executive Directors who will give their recommendations after receiving advice from the independent financial adviser) believe that the terms of the Convertible Bond are fair and reasonable and in the interests of the Shareholders as a whole.

Term of Convertible Bond

For the period from Completion up to and including the Maturity Date.

Transfer

The Convertible Bond is transferable to any other person who is a wholly-owned entity of CITIC Group.

Form of the Convertible Bond

The Convertible Bond will be in registered form only.

Ranking of the Convertible Bond

The Convertible Bond will rank as direct, unsubordinated, unconditional and unsecured obligations of CITIC Pacific.

No Listing

The Convertible Bond will not be listed on the Stock Exchange or elsewhere.

NOVATION AND INDEMNITY

Background of the Leveraged Foreign Exchange Contracts

The leveraged foreign exchange contracts that CITIC Pacific has entered into can be classified into 2 categories, namely AUD daily accrual forward contracts and target redemption forward contracts.

Under the AUD daily accrual forward contracts, the strike rate (i.e. the rate at which deliveries of currencies are made) and the accumulation/ knock-out rate (i.e. the rate at which no delivery of currencies will be made if such rate is lower than or equal to the spot rate) are fixed. A notional amount of AUD will be delivered at the relevant instalment dates at the strike rate if at the relevant time, the spot rate is between the strike rate and the accumulation/ knock-out rates. In the event that the spot rate is lower than the strike rate at the relevant time, a pre-determined amount of AUD (which is greater than the notional amount) will be delivered.

Under the AUD target redemption forward contracts, the strike rates (which may have a step-up feature (i.e. to reflect an appreciation of the currency over the term of the contract)) are fixed. If the spot rate on any given day during the contract period is equal to or above the strike rate, a notional amount of the AUD will be delivered at the strike rate. The difference between the strike rate and the spot rate will be treated as a profit in respect of that particular contract and when the cumulative profit reaches the maximum profit stipulated in the contract, that particular contract will be knocked-out (i.e. the obligation to deliver further currencies will cease). If the spot rate is below the strike rate, a pre-determined amount of the AUD (which is greater than the notional amount) will be delivered at the strike rate.

Dual currency target redemption forward contracts are similar to the AUD target redemption forward contracts except that such contracts have AUD strike rates and EUR strike rates and the weaker of the two currencies (by comparing the spot rate of each currency against its corresponding strike rate) will be delivered.

The RMB target redemption forward contracts are net settled contracts and instead of the delivery of the RMB notional amounts under those contracts, the RMB target redemption forward contracts will be net settled in USD by reference to the gains and losses against the strike rates on a monthly basis.

The values of these outstanding leveraged foreign exchange contracts will be marked to their market values at the end of each relevant period based on valuations provided by the counterparties and will have an impact on the profit and loss statement of CITIC Pacific. The mark-to-market value is driven by a number of factors including, among other things, the volatility, liquidity, bid-ask spread and interest rate differential, at the time when such contracts are mark-to-market.

The Novation Contracts

CITIC Pacific and CITIC Group have agreed that CITIC Pacific will, upon Completion economically transfer, or subject to the agreement of the relevant counterparties, transfer by novation its rights and obligations under the Novation Contracts, which are certain AUD target redemption forward contracts, to CITIC Group at a price to be determined using the target AUD : USD exchange rate and other mark-to-market valuation parameters including without limitation the applicable volatility, liquidity, bid-ask spread and interest rate differentials applying to such contracts, at the time when the price of such contracts are valued. Apart from the AUD : USD exchange rate, the mark-to-market valuation of these Novation Contracts will take into account other parameters as aforesaid but whilst such other parameters will refine the mark-to-market value, the main determinant will still be the AUD : USD exchange rate. The maximum deliverable amount to the Group under the Novation Contracts is, as at the Reference Date, AUD5.7 billion and is deliverable in monthly instalments up to October 2010. The Novation Contracts have a strike price ranging from 0.7725 to 0.9600 and a weighted average strike price of AUD: USD 0.8985.

Following Completion, each Novation Contract will either be formally novated to CITIC Group with the consent of the relevant counterparty or failing that, CITIC Pacific would continue to be the contracting party. In the case of the latter, CITIC Group would, under the terms of the Novation, reimburse and indemnify CITIC Pacific for all amounts payable by CITIC Pacific and liabilities arising therefrom under such Novation Contracts from the Completion Date. CITIC Pacific, however, continues to be responsible for taking deliveries

of certain AUD under the Novation Contracts as described above and for any breach of such Novation Contracts before the Completion Date. As a result, from Completion, CITIC Pacific would no longer bear the economic burden or enjoy the benefits of the Novation Contracts. The effect of the Agreement is such that, depending on the relevant AUD : USD exchange rate after Completion, the Novation Contracts could, after Completion, result in a further loss or profit but CITIC Pacific would no longer have to account for such losses or profit.

The target AUD : USD exchange rate is calculated as follows:-

(i) should the AUD : USD spot exchange rate which appears on the Reuters Screen RBA26 Page be 0.7000 or less at 4:00p.m. Sydney time on the Business Day prior to the Completion Date, the target AUD : USD exchange rate shall be 0.7000. Example, if the spot rate of AUD : USD is 0.6700, the target AUD : USD exchange rate is 0.7000;

(ii) should the AUD : USD spot exchange rate which appears on the Reuters Screen RBA26 Page at 4:00p.m. Sydney time on the Business Day prior to the Completion Date be more than 0.7000, the target AUD : USD exchange rate shall be such spot rate plus 100 pips. Example, if the spot rate of AUD : USD is 0.7700, the target AUD : USD exchange rate is 0.7700 + 0.0100 = 0.7800.

If the aggregate deemed mark-to-market value of the Novation Contracts determined by applying the target AUD : USD exchange rate described above shows a loss, CITIC Pacific shall pay CITIC Group an amount equal to such aggregate deemed mark-to-market value for the Novation Contracts. CITIC Group would receive such payment in return for assuming the ongoing obligations of the Novation Contracts which, based on the calculations by reference to the AUD : USD exchange rate on the Business Day prior to Completion, show a deemed mark-to-market loss. On the other hand, if the aggregate deemed mark-to-market value of the Novation Contracts determined by applying the target AUD : USD exchange rate described above shows a profit, CITIC Group shall pay CITIC Pacific an aggregate of HKD100 for the Novation (rather than an amount equal to such aggregate deemed mark-to-market value). As at the Reference Date, the AUD : USD exchange rate was 0.6730 and on that basis, the mark-to-market loss under the Novation Contracts is estimated to be HKD10.4 billion. On the basis described above, the target AUD : USD exchange rate is deemed to be 0.7000 and the deemed mark-to-market loss under the Novation Contracts is estimated to be HKD9.3 billion. In other words, even though the mark-to-market loss of the Novation Contracts is HKD10.4 billion, CITIC Pacific only pays, by reference to the aforesaid, HKD9.3 billion to CITIC Group for assuming the burden of such Novation Contracts. Whilst, as between CITIC Pacific and CITIC Group, the parties have agreed a floor of 0.7000 for the AUD : USD exchange rate (if the market AUD : USD spot exchange rates are less than 0.7000), the mark-to-market value would have to be confirmed and calculated by reference to the AUD : USD exchange rate of 0.7000 and other valuation parameters on the Business Day prior to the Completion Date. By way of estimation only and not taking into account any interim fixing and delivery of AUD under the Novation Contracts, it is estimated that CITIC Pacific will pay about HKD9.3 billion to CITIC Group for CITIC Group's assumption of liabilities and benefits of the Novation Contracts if the AUD : USD exchange rate on the Business Day prior to the Completion Date is the same as the rate at the Reference Date.

The difference between the mark-to-market value of the Novation Contracts on the Completion Date (calculated by reference to the rate on the Business Day prior to the Completion Date) and the consideration paid to or received from CITIC Group for the Novation Contracts is part of the net proceeds for the Shares issued on conversion of the Convertible Bond. This difference will be recorded in the balance sheet of CITIC Pacific as shareholders' equity.

Accounting Treatment

For illustration purposes, assuming that on the Business Day prior to Completion Date, the AUD:USD exchange rate is 0.6730 and all other valuation parameters are of the same value as those as at the Reference Date, the corresponding mark-to-market loss under the Novation Contracts will be HKD10.4 billion. By applying the deemed target AUD:USD exchange rate of 0.7000 (because, as between CITIC Pacific and CITIC Group, it is agreed that where the AUD:USD rate is less than 0.7000, the parties would apply, as between them the rate of 0.7000), the corresponding consideration payable to CITIC Group for the Novation Contracts will be HKD 9.3 billion.

It was stated on page 90 of CITIC Pacific's annual report for the year ended 31 December 2007 how CITIC Pacific would account for such leveraged foreign exchange contracts:

"Derivatives are stated at fair value. The gain or loss on changes in fair value is recognised generally in the profit and loss account unless the derivative qualifies for hedge accounting."

The leveraged foreign exchange contracts do not qualify for hedge accounting.

For illustration purposes only, set out below is how CITIC Pacific will account for the Novation Contracts:-

(i) With or without Completion, CITIC Pacific will reflect the mark-to-market loss of HKD 10.4 billion in its profit and loss account, correspondingly derivative liabilities of HKD10.4 billion will be recorded;

(ii) (a) Upon Completion but assuming that no legal transfer of the Novation Contracts, a derivative asset of HKD 10.4 billion will be recorded, the corresponding credit in the balance sheet will be a HKD 9.3 billion payable to CITIC Group while the difference between the HKD 10.4 billion and HKD 9.3 billion will be credited to shareholders' equity (see paragraph below); or

(b) Upon Completion and assuming that the legal transfer of all the Novation Contracts is completed at the same time, the HKD 10.4 billion derivative liabilities recorded in accordance with (i) will be derecognised, a HKD 9.3 billion payable to CITIC Group will be recorded, while the difference between the HKD 10.4 billion and HKD 9.3 billion will be credited to shareholders' equity (see paragraph below).

The difference between the HKD 10.4 billion derivative liabilities and HKD 9.3 billion payable to CITIC Group at Completion will be accounted for in shareholders' equity as part of the subscription price paid for Shares to be issued as a result of the Convertible Bond.

Impact on CITIC Pacific's financials

After Completion, the Novation Contracts will no longer result in any future net effect on CITIC Pacific's profit and loss account.

(i) After Completion but before legal transfer of Novation Contracts:-

The underlying derivatives of the Novation Contracts will remain contractual obligations of CITIC Pacific, and thus will be marked-to-market, changes in the mark-to-market value will be recognised in the profit and loss account until legal transfer occurs, which will be upon formal agreement with the counterparties. At the same time, CITIC Pacific will recognise another derivative, being the agreement to transfer the Novation Contracts at the agreed price to CITIC Group, and mark-to-market this derivative, with changes in mark-to-market value recognised in the profit and loss account until legal transfer of the Novation Contracts occurs. As the mark-to-market value of the Novation Contracts will change, the mark-to-market movement of this derivative will move in an opposite direction as compared to that of the Novation Contracts. As a result, the net effect on CITIC Pacific's profit and loss account will be nil after Completion.

(ii) After Completion and assuming legal transfer of Novation Contracts are completed at the same time:-

The derivative liabilities in relation to the Novation Contracts shall be derecognised as described in the above paragraph (ii)(b) in the sub-section headed "Accounting Treatment". Subsequently, the Novation Contracts shall have no impact on the profit and loss account of CITIC Pacific after Completion.

CONDITIONS OF THE AGREEMENT

Completion is conditional upon the following conditions being fulfilled (or waived by CITIC Group, as the case may be):

(a) the Shares remaining listed and traded on the Stock Exchange at all times prior to and on Completion, save for any temporary suspension not exceeding 10 consecutive trading days (or such longer period as CITIC Group may accept in writing) or any temporary suspension in connection with the clearance of the announcement in relation to the Agreement, and no indication being received on or before Completion from the SFC or the Stock Exchange to the effect that the listing of the Shares on the Stock Exchange will or may be withdrawn or objected to (or conditions will or may be attached thereto) as a result of the Completion or in connection with the terms of the Agreement or the Standby Facility;

(b) the Agreement and any appropriate increase in the authorised capital of CITIC Pacific being approved in general meeting by the Independent Shareholders or the Shareholders, as the case may be;

(c) the Whitewash Waiver being approved in general meeting by the Independent Shareholders;

(d) the Stock Exchange agreeing to grant a listing of and permission to deal in the Shares to be issued pursuant to the Convertible Bond;

(e) all consents or approval of any relevant governmental authorities or other relevant third parties in Hong Kong, the PRC or elsewhere which are required or appropriate for the entry into and the implementation of the Agreement having been obtained, including all filings with any relevant governmental authorities or other relevant third parties in Hong Kong, the PRC or elsewhere which are required for the entering into and the implementation of the Agreement having been made; all waiting periods which are required under the laws of Hong Kong, the PRC or any other relevant jurisdictions for the implementation of the Agreement having expired or terminated;

(f) the Executive granting the Whitewash Waiver and confirming that no general offer is required in connection with CITIC 1616 Holdings Limited and Dah Chong Hong Holdings Limited, two of CITIC Pacific's subsidiaries whose securities are listed on the Stock Exchange, in connection with the transactions contemplated under the Agreement; and

(g) there being no material breach of the warranties given by CITIC Pacific under the Agreement and no unexpected material adverse change as to, among other things, business, operations and financial condition of the Group as a whole.

CITIC Group may in its absolute discretion at any time waive in writing any of the conditions (or any part thereof) except the requirements for approval by Independent Shareholders under the Listing Rules in relation to condition (b) and such waiver may be made subject to such terms and conditions as are solely determined by CITIC Group.

CITIC Group has undertaken that in the event the Whitewash Waiver is not granted by the Executive or approved by the Independent Shareholders but assuming the other conditions are fulfilled or waived, as the case may be, the Agreement will still proceed to Completion. If Completion does not take place and to the extent that the Standby Facility is drawn, all outstanding amounts under the Standby Facility shall be repayable on 31 January 2009.

COMPLETION

Completion will take place on the third Business Day following the day on which the conditions of the Agreement have been satisfied in full (or waived by CITIC Group, as the case may be) or such other date as may be agreed between the parties. It is expected that Completion will take place no later than 31 December 2008. In the event that the conditions to the Agreement are not fulfilled or, where applicable, waived by CITIC Group on or before 31 December 2008, the Agreement will lapse unless extended by CITIC Group.

COVENANTS

For the term of the Standby Facility, CITIC Pacific has covenanted to CITIC Group, among other things, that it shall not:-

(i) issue, repurchase or grant any share or loan capital save for outstanding contractual commitments under CITIC Pacific's share option scheme;

(ii) borrow or raise new money after the date of the Standby Facility in excess of HKD1 billion save and except for undrawn facilities entered into prior to the date of the Standby Facility;

(iii) enter into any contract or commitment or undertake any contingent liability which is not in the Group's ordinary and usual course of business;

(iv) declare, pay or make any dividends or other distributions;

(v) grant any security over the assets of CITIC Pacific or grant guarantees other than in relation to banking facilities granted to the Group or for the Group's obligations in the ordinary and usual course of business;

(vi) waive, compromise, settle or release, any material, civil, criminal or other proceedings or any material liability or claim; or

(vii) dispose of or acquire any material asset

without the prior agreement of all Directors. Under the Agreement, there are similar covenants that, for the period until conversion of the Convertible Bond, CITIC Pacific will undertake not to proceed with the above matters without the prior written consent of CITIC Group provided that CITIC Group shall not unreasonably withhold or delay consent for any action which is consistent with the Group's ordinary and usual course of business as currently carried on by it. Regardless, the entry into any variation or termination of the Novation Contracts shall be subject to CITIC Group's consent.

TAKEOVERS CODE IMPLICATIONS

At present the CITIC Group Concert Parties, consisting of CITIC Group, CITIC HK, Larry Yung Chi Kin, Henry Fan Hung Ling, Liu Jifu, Zhuang Shoucang and Cai Xinghai own 1,115,989,285 Shares in total representing approximately 50.89% of the issued share capital of CITIC Pacific, in addition to CITIC Group's and CITIC HK's interests pursuant to the Agreement.

Dealings in Shares by the CITIC Group Concert Parties in the six months prior to the date of this announcement were as follows:-

	Date	**Number of Shares acquired**	**Average Price Per Share (HKD)**
Larry Yung Chi Kin	21 October 2008	1,000,000	7.370
	5 September 2008	923,000	25.112
	25 June 2008	253,000	28.990
	24 June 2008	1,556,000	29.211
	19 June 2008	305,000	30.011
Henry Fan Hung Ling	27 June 2008	20,000	27.750
	24 June 2008	120,000	28.650
	23 June 2008	500,000	29.797
Cai Xinghai	27 October 2008	100,000	3.730
CITIC HK	21 October 2008	2,000,000	7.392
	25 June 2008	252,000	28.995
	24 June 2008	1,539,000	29.232

Repurchases of Shares by CITIC Pacific in the six months prior to the date of this announcement were as follows:

Date	**Number of Shares acquired**	**Average Price Per Share (HKD)**
5 September 2008	1,000,000	25.236
25 June 2008	252,000	28.998
24 June 2008	1,590,000	29.254
20 June 2008	995,000	30.019

Each of Larry Yung Chi Kin, Henry Fan Hung Ling, Cai Xinghai and CITIC HK confirms that each of them did not have any knowledge of the transaction which forms the subject of the Whitewash Waiver application to be made by CITIC Group prior to 28 October 2008. Based on such confirmations, the Executive has confirmed that the above dealings will not

constitute "disqualifying transactions" under paragraph 3(a) to Schedule VI of the Takeovers Code.

The Agreement is conditional upon, among other things, the Whitewash Waiver. The Takeovers Code obliges a shareholder to make a mandatory general offer for the shares of a listed company if a shareholder and its concert parties who hold more than 30% but less than 50% of the voting rights in a listed company increases its shareholding by 2% or more in any 12-month period. CITIC Group Concert Parties are subject to this 2% restriction for the period ending on 18 January 2009. The Whitewash Waiver is therefore necessary for CITIC Group to be able to increase its shareholding in CITIC Pacific by 2% or more prior to and including 18 January 2009 without having to incur a general offer obligation under the Takeovers Code upon conversion of the Convertible Bond. An application will be made by CITIC Group to the Executive for the Whitewash Waiver which, if granted, will be made subject to the approval of the Independent Shareholders on a vote taken by way of a poll.

CITIC Group Concert Parties will abstain from voting on the resolution to approve the Whitewash Waiver.

USE OF PROCEEDS FROM THE ISSUE OF THE CONVERTIBLE BOND

The amount payable by CITIC Group to CITIC Pacific, prior to any application of such funds towards the repayment of any amount owed under the Standby Facility, in connection with the issue of the Convertible Bond is HKD11.625 billion. However, the actual cash received by CITIC Pacific will be reduced by the amounts owed by CITIC Pacific to CITIC Group under the Standby Facility (to the extent the Standby Facility is drawn) and the Novation. If the full amount of the Standby Facility is drawn prior to Completion, then there will be no additional cash injected into CITIC Pacific as a result of the issue of the Convertible Bond and CITIC Pacific would have to pay CITIC Group an estimated amount of HKD9.3 billion in respect of the Novation assuming the target AUD : USD exchange rate described above and such rate on the Business Day prior to the Completion Date is the same on the Reference Date.

To the extent the Standby Facility is not drawn prior to issue of the Convertible Bond, it shall no longer be available from and after Completion. The net proceeds from the issue of the Convertible Bond will be used to discharge any amounts due from CITIC Pacific to CITIC Group under the Standby Facility (to the extent the Standby Facility is drawn) and the Novation with the balance, if any, used as general working capital.

CITIC Pacific has not carried out any equity fund raising activities in the 12 months preceding the Latest Practicable Date.

REASONS FOR ENTERING INTO THE STANDBY FACILITY AND THE AGREEMENT

In light of the matters referred to in CITIC Pacific's profit warning announcement of 20 October 2008, the Standby Facility is considered desirable to ensure that the Group can demonstrate that it has access to sufficient liquidity to maintain confidence in the Group's ability to settle its obligations under certain leveraged foreign exchange contracts until Completion whereupon the Group will have, by virtue of the Novation, restructured and reduced its liability under the Novation Contracts. The Novation would, as on and from Completion, eliminate any further economic risk which CITIC Pacific otherwise would have in respect of the Novation Contracts which continue to run until October 2010.

In view of the current volatility and lack of liquidity in the equity and credit markets globally, the Board believes that it would be difficult to obtain additional banking facilities at this time and that financial support from its largest Shareholder, CITIC Group, is the most feasible option. Further, the outstanding positions on its leveraged foreign exchange contracts could result in additional losses and funding requirements. This would drain the Group's internal cash resources and the Board believes it is therefore in the interests of CITIC Pacific for CITIC Group to provide the Standby Facility for such contingent liquidity requirements relating to these contracts. The Standby Facility, in itself, is intended to be a temporary measure as the ongoing cost over a long period of time would not only increase the Group's gearing but also negatively impact its financial performance. For that reason, the issue and conversion of the Convertible Bond would be favourable to CITIC Pacific.

In negotiating the Conversion Price, the Directors took into account, amongst others, CITIC Pacific's profit warning announcement dated 20 October 2008, the agreement by CITIC Group to take up the Novation Contracts, the current market volatility in equity markets and the tight credit markets globally.

INFORMATION ON THE REMAINING LEVERAGED FOREIGN EXCHANGE CONTRACTS

After the Completion Date, assuming all the Novation Contracts have been transferred by novation, the Group will, for the purpose of hedging its AUD requirements, have outstanding AUD target redemption forward contracts and daily accrual contracts for AUD with a maximum deliverable amount of AUD3.0 billion. The remaining AUD contracts have a strike price ranging from 0.7680 to 0.9600 and the average weighted strike price is 0.8319. For such AUD contracts, CITIC Pacific intends to monitor the position carefully, restructure contracts (including to enable the restructured contracts to become eligible for hedge accounting) and take delivery of the AUD as required, in order to mitigate any losses to the Group whilst, at the same time, striving to match the AUD requirements of the iron ore project in Australia. The Group does not intend to terminate such contracts.

The maximum deliverable amount to the Group under the dual currency target redemption forward contracts is as at the Reference Date AUD284.3 million or EUR156.8 million and is deliverable in monthly instalments up to July 2010. The outstanding dual currency target redemption forward contracts assuming AUD is the weaker currency have a strike price ranging from 0.8200 to 0.9500 and a weighted average strike price of AUD : USD0.8686. The outstanding dual currency target redemption forward contracts assuming EUR is the weaker currency have a strike price ranging from 1.4000 to 1.4600 and a weighted average strike price of EUR : USD1.4412. The Group intends to terminate the dual currency target redemption forward contracts.

As some of the RMB target redemption forward contracts have been knocked out (i.e. the obligation to settle such RMB target redemption forward contracts has ceased), the maximum notional amount under the remaining RMB target redemption forward contracts as at the Reference Date is RMB6.0 billion. The amount payable in USD by CITIC Pacific under the remaining RMB target redemption forward contracts (which is the maximum actual exposure of the Group bearing in mind no physical delivery of RMB takes place) is calculated to be not more than USD42.2 million based on an exchange rate of USD : RMB6.83 as at the Reference Date. The outstanding RMB target redemption forward contracts have a weighted average strike price of USD : RMB6.52. The RMB target redemption forward contracts will not be taken over by CITIC Group and will be retained in the Group.

PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

As at the Latest Practicable Date, the authorised share capital of CITIC Pacific is HKD1,200,000,000 divided into 3,000,000,000 Shares, of which 2,193,149,160 Shares have been issued and fully paid or credited as fully paid. In order to fulfill condition precedent (b) referred to in the section headed "Conditions of the Agreement" above, and to provide the Group with flexibility in future expansion and growth by means of issuing new Shares and fund raising activities as the Directors may consider appropriate from time to time, the Directors propose to increase the authorised share capital of CITIC Pacific accordingly by the creation of additional unissued Shares. Such increase in the authorised share capital of CITIC Pacific will be conditional upon the passing of an ordinary resolution by the Shareholders at the EGM, and save for the Shares which may fall to be issued under the Convertible Bond and CITIC Pacific's share option scheme, CITIC Pacific has no intention to issue any part of the proposed increase in its authorised share capital.

CHANGES TO THE SHAREHOLDING IN CITIC PACIFIC AS A RESULT OF CONVERSION

Assuming that there are no other changes in the issued share capital of CITIC Pacific before conversion of the Convertible Bond, the holding of CITIC Group after full conversion of the Convertible Bond at the initial Conversion Price will be 2,098,736,285 Shares (approximately 57.56% of the enlarged issued share capital of CITIC Pacific). The following table illustrates the change of shareholding structure of CITIC Pacific as a result of the conversion (assuming the total number of Shares in issue remain unchanged from the Latest Practicable Date):

	As at the Latest Practicable Date		Assuming the Convertible Bond is fully converted into Shares at HKD8.00 per Share	
Name of Shareholder	**No. of Shares**	**Approx. % to issued share capital of CITIC Pacific**	**No. of Shares**	**Approx. % to enlarged issued share capital of CITIC Pacific**
CITIC Group Concert Parties				
CITIC Group (through CITIC HK or its designated nominee)	645,611,285	29.438%	2,098,736,285	57.558%
Larry Yung Chi Kin	418,418,000	19.078%	418,418,000	11.475%
Henry Fan Hung Ling	50,640,000	2.309%	50,640,000	1.389%
Liu Jifu	840,000	0.038%	840,000	0.023%
Cai Xinghai	280,000	0.013%	280,000	0.008%
Zhuang Shoucang	200,000	0.009%	200,000	0.005%
Subtotal of CITIC Group Concert Parties (Note 1)	***1,115,989,285***	***50.885%***	***2,569,114,285***	***70.458%***
Other Directors				
Peter Lee Chung Hing	1,000,000	0.046%	1,000,000	0.027%
Carl Yung Ming Jie	300,000	0.014%	300,000	0.008%
Vernon Francis Moore	4,200,000	0.192%	4,200,000	0.115%
Li Shilin	300,000	0.014%	300,000	0.008%
Wang Ande	400,000	0.018%	400,000	0.011%
Hansen Loh Chung Hon	1,550,000	0.071%	1,550,000	0.043%
André Desmarais	10,145,000	0.463%	10,145,000	0.278%
Peter Kruyt	34,100	0.002%	34,100	0.001%
Other public Shareholders	1,059,230,775	48.295% (approximately)	1,059,230,775	29.051% (approximately)
Total	**2,193,149,160**	**100%**	**3,646,274,160**	**100%**

Note 1: Of these shareholders, Cai Xinghai who holds 280,000 Shares is a connected person of CITIC Pacific as he is a director of subsidiaries of CITIC Pacific. Zhuang Shoucang who holds 200,000 Shares is considered part of CITIC Pacific's public float pursuant to rule 8.24 of the Listing Rules since he is not a connected person of CITIC Pacific.

The number of Shares in issue as at the Latest Practicable Date is 2,193,149,160 Shares. As at the Latest Practicable Date, there are also options granted to participants under CITIC Pacific's share option scheme entitling the holders thereof, upon exercise in full, to subscribe for 29,760,000 Shares. The exercise price of such options range from HKD19.90 to HKD47.32 per Share. Of these share options the CITIC Group Concert Parties accounted for 4 million share options with an exercise price range from HKD22.10 to HKD47.32. These 4 million share options are held by Larry Yung Chi Kin as to 2,000,000 options, Liu Jifu as to 1,400,000 options and Cai Xinghai as to 600,000 options. In calculating the Shares held by public Shareholders, CITIC Pacific has included 160,289,669 Shares held by Power Corporation of Canada and its affiliates, representing 7.31% and 4.40% of the issued share capital of CITIC Pacific as at (i) the Latest Practicable Date and (ii) assuming full conversion of the Convertible Bond at HKD8.00 per Share respectively. Power Corporation of Canada is owned and controlled by Paul G. Desmarais, the father of one of the non-executive

Directors, André Desmarais. Pursuant to Rule 8.24 of the Listing Rules, the shareholding of Power Corporation of Canada is considered part of CITIC Pacific's public float.

INFORMATION ON THE GROUP

CITIC Pacific is incorporated in Hong Kong with limited liability and its Shares are listed on the Stock Exchange. CITIC Pacific and its subsidiaries are principally engaged in manufacturing of special steel, iron ore mining, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and marketing and distribution.

INFORMATION ON CITIC GROUP

CITIC Group is a state-owned enterprise established in 1979 with the approval of the State Council of the PRC. CITIC Group operates a wide range of businesses in the financial services and industrial investment sectors. CITIC Group's industrial investment sectors include real estate, contracting, raw material and resources, information, manufacturing and the services industry.

CITIC HK is incorporated in Hong Kong and is a wholly-owned subsidiary of CITIC Group. CITIC HK owns approximately 29% of the issued Shares as at the Latest Practicable Date.

INTENTIONS FOR THE GROUP

Business

It is the intention of the existing Directors that the Group will continue its existing businesses.

Establishment of committee

The Board has resolved to set up a committee for the purpose of dealing with all matters concerning the Group's leveraged foreign exchange contracts. Mr Chang Zhenming, currently a non-executive Director and the Vice-Chairman and President of CITIC Group, has been appointed to chair such a committee. The committee is empowered to receive recommendations from internal and external parties as to how to improve the Group's internal management and risk controls, monitor the Group's ongoing and future leveraged foreign exchange contracts and negotiate terms of the Novation Contracts with the relevant counterparties.

MAINTAINING THE LISTING OF CITIC PACIFIC

It is the intention of CITIC Group to maintain the listing of CITIC Pacific on the Stock Exchange after Completion.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

Trading in the Shares on the Stock Exchange was suspended at the request of CITIC Pacific with effect from 2:30 p.m. on 31 October 2008 pending release of this announcement. Application has been made by CITIC Pacific for the resumption of trading in the Shares of CITIC Pacific with effect from 9:30 a.m. on 13 November 2008.

GENERAL

The terms of the Standby Facility, the Agreement, including the Conversion Price and the terms of the Novation, were negotiated on an arm's length basis after taking into consideration the above factors. Accordingly the Directors (other than the non-executive Directors who will give their recommendations after receiving advice from the independent financial adviser) consider that the terms of the Standby Facility, the Agreement, including the Conversion Price and the terms of the Novation, are fair and reasonable and are in the interests of CITIC Pacific and the Shareholders as a whole.

CITIC Pacific and CITIC Group originally envisaged a standby loan facility of USD1.5 billion in order to strengthen the liquidity of CITIC Pacific on normal commercial terms as to interest and security, in order for CITIC Pacific to be able to itself resolve the issue of the leveraged foreign exchange contracts. However, during the course of the negotiations for the standby loan facility, CITIC Pacific and CITIC Group concluded that with the volatility in the equity and credit markets, (i) a standby loan facility of USD1.5 billion may not be sufficient for CITIC Pacific to itself resolve the issue of the foreign exchange leveraged exchange contracts; (ii) the Novation Contracts were perceived as very high risk to CITIC Pacific and (iii) that any loan would need to be repaid. It was uncertain whether CITIC Pacific could negotiate the unwinding of the Novation Contracts with existing counterparties or an investment bank on more attractive terms than the terms offered by CITIC Group for the Novation. CITIC Group offered, in conjunction with the Novation, the Standby Facility and the Agreement. The terms of the Novation, the Standby Facility and the Agreement were negotiated together. Taking into account the fact that the Novation, the Standby Facility and the Agreement are being entered into with CITIC Group together, the Directors (other than the non-executive Directors who will give their recommendations after receiving advice from the independent financial adviser) consider that the terms of the Standby Facility are on normal commercial terms.

Up to 30 June 2008, the Group did not incur any losses in relation to the leveraged foreign exchange contacts entered into since 2007. For the period between 1 July 2008 to 17 October 2008, an aggregate realised loss of HKD807.7 million was incurred by the Group, further details of which are set out in CITIC Pacific's profit warning announcement dated 20 October 2008.

During the period from 18 October 2008 to the Reference Date, CITIC Pacific has taken delivery of AUD266.1 million from leveraged foreign exchange contracts and performed monthly net settlement in respect of its RMB target redemption forward contracts. The total realised loss incurred from taking delivery of such currencies and net settling the RMB target redemption forward contracts is HKD259.0 million. CITIC Pacific has also incurred a loss of HKD1.9 million from selling AUD185.5 million delivered in such period. CITIC Pacific terminated further AUD redemption forward contracts at a loss of HKD277.5 million. For further information in relation to the Group's leveraged foreign exchange contracts up to 17 October 2008, please refer to CITIC Pacific's profit warning announcement dated 20 October 2008.

Accordingly, for the period between 18 October 2008 to the Reference Date, an aggregate loss of approximately HKD538.4 million arising from the leveraged foreign exchange contracts only (including HKD474.6 million arising from the Novation Contracts) was

therefore incurred by the Group as a result of the above actions, resulting in a total realised loss (from the leveraged foreign exchange contracts only) from 1 July 2008 to the Reference Date of HKD1.3 billion.

Solely by way of illustration, assuming Completion takes place on the date of this announcement, the mark-to-market loss under the Novation Contracts as at the Reference Date is estimated to be HKD 10.4 billion and the mark-to-market loss of the remaining outstanding leveraged foreign exchange contracts of the Group as at the Reference Date is estimated to be HKD 5.1 billion. Accordingly, taking into account the total realised loss of HKD 1.3 billion referred to above, the realised loss and the mark-to-market losses for all of the Group's leveraged foreign exchange contracts in aggregate is HKD 16.8 billion. Shareholders and potential investors should note that the above description is solely for illustrative purpose and the actual losses (realised or mark-to-market) of the Group arising from its leveraged foreign exchange contracts shall be subject to foreign exchange rate prevailing from time to time and may therefore be different from the figures described in the above illustrative example.

As CITIC Group, through CITIC HK, is the largest shareholder of CITIC Pacific, indirectly holding approximately 29% of the issued Shares as at the Latest Practicable Date, the transactions contemplated pursuant to the Agreement constitute a connected transaction for CITIC Pacific under the Listing Rules. In view of the amounts payable by CITIC Pacific in connection with the Novation, the Agreement also constitutes a very substantial disposal under the Listing Rules. The Standby Facility, although a connected transaction, is exempt, under the Listing Rules, from further announcement or shareholders' approval as it is on normal commercial terms and is unsecured.

The EGM will be held to consider and, if thought fit, pass the resolutions to approve, among other things, (i) the Agreement and the transactions contemplated thereunder, (ii) the Whitewash Waiver and (iii) the increase in authorised share capital of CITIC Pacific. Pursuant to the Listing Rules, where a transaction or arrangement of an issuer is subject to shareholders' approval under the provisions of the Listing Rules, any shareholder who has a material interest in the transaction or arrangement shall abstain from voting on the resolution(s) approving the transaction or arrangement at the general meeting. Pursuant to the Takeovers Code, any shareholder who is involved in, or interested in, the transaction in question shall abstain from voting on the Whitewash Waiver. CITIC Group Concert Parties have confirmed that they will abstain from voting on the resolution for the Whitewash Waiver. CITIC Group Concert Parties consist of CITIC Group, CITIC HK, Larry Yung Chi Kin, Henry Fan Hung Ling, Liu Jifu, Zhuang Shoucang and Cai Xinghai. There will be separate resolutions to approve the Agreement and the transactions contemplated thereunder including the issue of the Convertible Bond, the issue of Shares upon conversion of the Convertible Bond, the Novation and the increase in authorised share capital of CITIC Pacific. As Larry Yung Chi Kin, Henry Fan Hung Ling, Liu Jifu, Zhuang Shoucang and Cai Xinghai do not have a material interest in the Agreement and the transactions contemplated thereunder (as they are not a party to the Agreement and the Agreement and the transactions contemplated thereunder do not confer any benefit on them not available to other shareholders of CITIC Pacific) they can vote on the separate resolutions for the Agreement, the transactions contemplated thereunder and the increase in authorised share capital of CITIC Pacific. Each of Larry Yung Chi Kin, Henry Fan Hung Ling, Liu Jifu, Zhuang Shoucang and Cai Xinghai has indicated to CITIC Pacific his intention to vote in favour of such resolution. However CITIC Group and CITIC HK will abstain from voting on such

resolutions. The issue of the Convertible Bond and the Novation is dependent on Independent Shareholders' approval and accordingly may or may not proceed.

An independent board committee will be established to advise the Independent Shareholders in respect of the Agreement and the Whitewash Waiver. Subject to the approval of the Independent Board Committee, CITIC Pacific has retained Anglo Chinese Corporate Finance Limited as the independent financial adviser to the Independent Board Committee.

CITIC Securities Corporate Finance (HK) Limited is the financial adviser to CITIC Group in connection with the Standby Facility, the Agreement and the transactions contemplated thereunder.

Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued pursuant to the Convertible Bond.

A circular containing further details of the transactions contemplated under the Agreement, the advice of the Independent Board Committee, the advice of the independent financial adviser to that Independent Board Committee and notice of the EGM will be sent to Shareholders as soon as practicable.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"acting in concert"	has the meaning given to it in the Takeovers Code
"Agreement"	the agreement dated 12 November 2008 between CITIC Pacific and CITIC Group, relating amongst other things to the Subscription and the Novation
"AUD"	Australian dollars, the lawful currency of the Commonwealth of Australia
"Board"	the board of Directors
"Business Day"	a day (other than a Saturday, Sunday or public holiday) on which banks are generally open for business in Hong Kong and Sydney, Australia
"CITIC Group"	CITIC Group 中国中信集团公司, a state-owned enterprise established under the laws of the PRC and the 100% holding company of CITIC HK, the largest shareholder of CITIC Pacific holding approximately 29% of the issued Shares as at the Latest Practicable Date
"CITIC Group Concert Parties"	CITIC Group and parties acting in concert with any of them in respect of CITIC Pacific for the purposes of the Takeovers Code

"CITIC HK"	CITIC Hong Kong (Holdings) Limited 中信（香港集團）有限公司, a wholly-owned subsidiary of CITIC Group
"CITIC Pacific"	CITIC Pacific Limited 中信泰富有限公司, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange
"Completion"	completion of the Agreement
"Completion Date"	the date of Completion
"Conversion Price"	the price per Share at which the Convertible Bond may be converted into Shares
"Convertible Bond"	the convertible bond of an aggregate principal amount of HKD11.625 billion to be subscribed by CITIC Group or its designated nominee
"Director(s)"	the director(s) of CITIC Pacific
"EGM"	an extraordinary general meeting to be convened by CITIC Pacific for the purpose of approving, amongst other things, the Agreement, the Whitewash Waiver and the increase in authorised share capital of CITIC Pacific
"EUR"	Euros, the lawful currency of the European Union
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Group"	CITIC Pacific and its subsidiaries
"HKD"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the relevant independent board committee which will comprise such persons as required under the Listing Rules and the Takeovers Code, as the case may be
"Independent Shareholders"	shareholders of CITIC Pacific who are not precluded under the Listing Rules or the Takeovers Code, as the case may be, from voting on the relevant resolutions at the EGM
"Last Full Trading Day"	30 October 2008, being the last full trading day immediately prior to the release of this announcement

"Latest Practicable Date"	11 November 2008, being the latest practicable date prior to the date of this announcement for the purpose of ascertaining certain information contained in this announcement
"LIBOR"	three month London Inter-bank Offered Rate
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Maturity Date"	31 January 2009
"Novation"	the economic transfer and/or legal transfer by novation, subject to the terms of the Agreement, of the liabilities and benefits under certain AUD target redemption forward contracts entered into by the Group
"Novation Contracts"	the AUD target redemption forward contracts to be novated to CITIC Group under the Novation
"PRC"	the People's Republic of China
"Reference Date"	11 November 2008, being the latest practicable date prior to the date of this announcement for the purpose of calculating certain financial information pursuant to the leveraged foreign exchange contracts contained in this announcement
"RMB"	Renminbi, the lawful currency of the PRC
"SFC"	The Securities and Futures Commission of Hong Kong
"Shares"	ordinary share(s) of HKD0.40 each in the capital of CITIC Pacific
"Shareholders"	holders of Shares
"Standby Facility"	the USD1.5 billion standby loan facility agreement entered into on 12 November 2008 between CITIC Group as the lender and CITIC Pacific as the borrower and where the interest rate is LIBOR plus 2.8% per annum
"Subscription"	the subscription for the Convertible Bond
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers

"USD"	United States dollars, the lawful currency of the United States of America
"Whitewash Waiver"	a waiver from the obligation to make a general offer under the Takeovers Code pursuant to Note 1 and Note 8 on dispensations from Rule 26 of the Takeovers Code which will arise on Completion

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 12 November 2008

As at the date of this announcement, the executive directors of CITIC Pacific are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Vernon Francis Moore, Li Shilin, Liu Jifu, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of CITIC Pacific are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of CITIC Pacific are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

The directors of CITIC Pacific jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any such statement in this announcement misleading.

Mr. Cai Xinghai accepts full responsibility for the accuracy of the confirmation that he did not have any knowledge of the transaction which forms the subject of the Whitewash Waiver application to be made by CITIC Group prior to 28 October 2008 as set out on page 14 of this announcement.

In accordance with Rule 3.8 of the Takeovers Code, reproduced below is the full text of Note 11 of Rule 22 of the Takeovers Code:

"Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligations of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbroker and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation."

In accordance with Rule 3.8 of the Takeovers Code, any associates (as defined in the Takeovers Code) of CITIC Pacific and of CITIC Group are hereby reminded to disclose their dealings in the securities of CITIC Pacific pursuant to the requirements of the Takeovers Code.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的董事會公告。 大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2008-021

大冶特殊钢股份有限公司董事会公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

2008 年 11 月 12 日晚，本公司收到实际控制人中信泰富有限公司（以下简称中信泰富）的通知，中信泰富与中国中信集团公司（持有中信泰富约 29%的权益，为中信泰富的最大股东、实际控制人）于 2008 年 11 月 12 日订立有条件协议，中信泰富拟向中国中信集团公司发行总额港币 1,162,500 万元的可换股债券。在上述协议之条件被满足或豁免的前提下，中国中信集团公司有权在 2009 年 1 月 19 日或之前按协议的转换价将可换股债券转换为股份。如果全部换股，中国中信集团公司将合并持有中信泰富股份约 57.56%。上述协议尚需经中信泰富股东大会批准，并办理有关豁免全面收购等批准手续。

本次中国中信集团公司增持中信泰富股份后，本公司的实际控制人不变，本公司的总股本和股权结构不变。

特此公告。

大冶特殊钢股份有限公司

董　　事　　会

2008 年 11 月 13 日

****

完

香港，　二零零八年十一月十三日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、莫偉龍先生、李士林先生、劉基輔先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

大昌行集團有限公司
DAH CHONG HONG HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 01828)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 00267)

ANNOUNCEMENT

The initial discussion for the disposal by CP of all or part of its interests in DCH has been terminated.

Reference is made to the joint announcement of Dah Chong Hong Holdings Limited ("**DCH**") and CITIC Pacific Limited ("**CP**") dated 21 October 2008 (the "**Announcement**") relating to the initial discussion for the disposal by CP of all or part of its interests in DCH. Terms used herein have the same meanings as those defined in the Announcement unless the context otherwise requires.

CP Board has informed DCH Board that the initial discussion for the Possible Disposal has been terminated and at the moment, there is no other discussion going on for the Possible Disposal.

By order of the Board
Dah Chong Hong Holdings Limited
Tso Mun Wai
Company Secretary

By order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 17 November 2008

As at the date of this announcement, the directors of DCH are:

Executive directors: *Hui Ying Bun (Chairman), Chu Hon Fai, Yip Moon Tong, Mak Kwing Tim, Lau Sei Keung, Tsoi Tai Kwan, Arthur and Glenn Robert Sturrock Smith*

Non-executive directors: *Ho Hau Hay, Hamilton, Chan Chui Sheung, Stella and Kwok Man Leung*

Independent non-executive directors: *Cheung Kin Piu, Valiant, Hsu Hsung, Adolf and Yeung Yue Man*

As at the date of this announcement, the directors of CP are:

Executive directors: *Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Vernon Francis Moore, Li Shilin, Liu Jifu, Milton Law Ming To, Wang Ande and Kwok Man Leung*

Non-executive directors: *Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to André Desmarais)*

Independent non-executive directors: *Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong*

The directors of DCH jointly and severally accept full responsibility for the accuracy of the information in respect of DCH contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement in respect of DCH have been arrived at after due and careful consideration and there are no other facts not contained in this announcement in respect of DCH, the omission of which would make any statement in respect of DCH in this announcement misleading.

The directors of CP jointly and severally accept full responsibility for the accuracy of the information in respect of CP contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement in respect of CP have been arrived at after due and careful consideration and there are no other facts not contained in this announcement in respect of CP, the omission of which would make any statement in respect of CP in this announcement misleading.

END